Exhibit 21

SUBSIDIARIES OF SUMMIT MATERIALS, LLC

(as of March 7, 2014)

Name	Jurisdiction of Incorporation or Organization
Alleyton Resource Company, LLC	Delaware
Alcomat, LLC	Delaware
Alleyton Services Company, LLC	Delaware
Austin Materials, LLC	Delaware
Continental Cement Company, L.L.C.	Delaware
Kilgore Companies, LLC	Delaware
RK Hall, LLC	Delaware
Summit Materials Corporations I, Inc.	Delaware
Summit Materials Finance Corp.	Delaware
Summit Materials Holdings II, LLC	Delaware
Elam Construction, Inc.	Colorado
Cornejo & Sons, L.L.C.	Kansas
Hamm, Inc.	Kansas
N.R. Hamm Contractor, LLC	Kansas
N.R. Hamm Quarry, LLC	Kansas
Bourbon Limestone Company	Kentucky
Hinkle Contracting Company, LLC	Kentucky
South Central Kentucky Limestone, LLC	Kentucky
Con-Agg of MO, L.L.C.	Missouri
B&H Contracting, L.P.	Texas
Industrial Asphalt, LLC	Texas
R.K. Hall Construction, Ltd.	Texas
RKH Capital, L.L.C.	Texas
SCS Materials, L.P.	Texas
B&B Resources, Inc.	Utah